SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                         INTERMETRO COMMUNICATIONS, INC.
                   -----------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                   -----------------------------------------
                         (Title of Class of Securities)


                                   45882L 10 1
                   -----------------------------------------
                                 (CUSIP Number)

                                  JOSHUA TOUBER
                         578 WASHINGTON BLVD, SUITE 270
                            MARINA DEL REY, CA 90292
                                 (323) 993-5995
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                OCTOBER 12, 2012
                   -----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-l(g), check the following box /_/.

                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP NO.   45882L 10 1

1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       JOSHUA SAMUEL TOUBER

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

            (A) [  ]
            (B) [XX]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS - PF

5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(D) OR 2(E)        [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION - U.S.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

       7.      SOLE VOTING POWER:         6,497,800

       8.      SHARED VOTING POWER:       0

       9.      SOLE DISPOSITIVE POWER:    10,450,475

       10.     SHARED DISPOSITIVE POWER:  0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       10,450,475 SHARES OF COMMON STOCK

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.28%

14.    TYPE OF REPORTING PERSON - IN

ITEM 1. SECURITY AND ISSUER.
----------------------------

     This Schedule 13D relates to of shares of Common Stock of InterMetro Communications,, Inc., a Nevada corporation (the "Company"). The Company's principal business address is 2685 Park Center Drive, Bldg. A, Simi Valley, California 93065.

ITEM 2. IDENTITY AND BACKGROUND.
--------------------------------

                  Name:                     Joshua Samuel Touber
                  Business address:         c/o Touber Media, LLC
                                            578 Washington Blvd., Suite 270
                                            Marina Del Rey, CA 90292
                  Principal occupation:     President, Touber Media, LLC
                                            Media consulting
                                            578 Washington Blvd., Suite 270
                                            Marina Del Rey, CA 90292
                  Citizenship:              U.S.


     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

     The Reporting Person used personal funds to purchase the Company's securities. The Reporting Person acquired a total of 701,329 shares and 219,236 warrants in connection with a business combination between the Company and its predecessor. His original purchase price for the securities was $187,955. Holder paid $4,313.61 to exercise 61,623 warrants to purchase Common Stock. A total of 1,100,000 shares were acquired pursuant to the terms of stock purchase warrants (the "Loan Warrants") which entitled the Reporting Person to elect to receive shares (the number determined by the average of the 10-day bid price before the election) in lieu of exercising the warrants. The Loan Warrants were acquired in connection with loans from the Reporting Person to the Company in the aggregate principal amount of $450,000 (the "2008/2009 Convertible Notes"). Pursuant to the terms of loan modifications 700,000 warrants were acquired and beneficial rights to 2,298,428 shares and 2,298,428 warrants resulting from the new right of optional conversion of any outstanding principal, fees and interest at Holder's discretion. Stock options for the purchase of an aggregate of 184,848 shares were granted to the Reporting Person by the Company's predecessor as incentive compensation. Subsequently, warrants for 1,230,745 shares expired; the right to purchase 2,298,428 shares subject to the warrant upon conversion of the loan expired; an option was granted providing for an additional fully exercisable 1,000,000 shares; and additional interest in the amount of $207,879 accrued on the outstanding loan, representing 440,089 additional shares. On October 12, 2012, the terms of the 2008/2009 Convertible Notes were modified, resulting in: (i) a portion of the principal and fees (in the aggregate $279,019) being converted into 1,860,106 shares of common stock; (ii) the issuance of warrants to purchase shares of common stock equal to the dollar value of the converted 2008/2009 Convertible Notes (in the aggregate $279,019);
(iii) new loans (the "New 2008/2009 Convertible Notes") being issued representing the remaining balance of the 2008/2009 Convertible Notes plus an additional amount which, in the aggregate represents a new loan amount of $450,000; and (iv) the issuance of new warrants to purchase in the aggregate 900,000 shares of common stock. See also the information in Item 5, which is hereby incorporated herein by this reference.

ITEM 4. PURPOSE OF TRANSACTION.
-------------------------------

     The Reporting Person acquired the Company's securities for investment purposes. The Reporting Person serves as a director of the Company and, in such capacity only, may be involved in matters described in paragraphs (a) through
(j) of Item 4 to Schedule 13D. Except as stated herein, the Reporting Person has no present intention to engage in any of the matters contemplated by paragraphs
(a) through (j) of Item 4 to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
---------------------------------------------

     As of October 12, 2012, the Reporting Person beneficially owned an aggregate of 10,450,475 shares of the Company's common stock, including (i) 1,879,019, shares subject to warrants; (ii) 1,934,848 shares subject to options; and (iii) 913,550 shares subject to subordinated notes convertible into shares of common stock, representing 12.28% of the Company's outstanding common stock as of October 12, 2012 as reported in the Company's Current Report on Form 8-K filed on October 17, 2012. These amounts also include 123,246 shares held by Laurel Research, Inc., of which the Reporting Person is an 80% shareholder and sole officer and director, and 3,952,675 shares which are subject to a voting agreement, and over which reporting person has no voting rights. All options and warrants, and the conversion rights subject to the subordinated notes, are exercisable within 60 days.

     The filing of the last Amendment to the Schedule 13D reported aggregate beneficial ownership of 8,486,317 shares of Common Stock, or 11.3%. Since filing the last Amendment, the following transactions occurred that changed the Reporting Person's ownership of Company common stock: (i) 1,860,106 shares of common stock were issued pursuant to the conversion of a portion of the 2008/2009 Convertible Notes; (ii) warrants to purchase in the aggregate of 279,019 shares of common stock at an exercise price of $0.01 per share were granted in connection with the conversion; (iii) the balance of the 2008/2009 Convertible Notes were retired and modified and new subordinated notes (the "New 2008/2009 Convertible Notes") were issued in the principal amounts of $250,000 and $200,000, respectively, at a conversion price of $0.50 per share, which, including fees and accrued interest at October 12, 2012 represents $253,764 and $203,011, respectively; (iv) in connection with the New 2008/2009 Convertible Notes, warrants to purchase an aggregate of 900,000 shares of common stock (at the exercise prices of 450,000 at $0.01 per share and 450,000 at $0.25 per share) were granted and (v) an additional 750,000 shares vested of the option grant provided to the reporting person on March 22, 2012.

     In connection with the transactions that occurred on October 12, 2012, the Reporting Person entered into a Voting Agreement with Charles Rice, thereby giving Mr. Rice sole voting power over 3,952,675 shares of common stock beneficially owned by the Reporting Person.

     The information set forth in response to Items 7 through 10 of the cover page of this Schedule 13D is hereby incorporated herein by this reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

     None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

     Exhibit 1. Voting Agreement dated October 12, 2012, between Joshua Touber and Charles Rice.

     Exhibit 2. Voting Agreement dated October 12, 2012, between Joshua Touber and Charles Rice.



                  .
                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct


Dated: October 24, 2012                    /s/ Joshua Samuel Touber
                                           _____________________________________
                                                     Joshua Samuel Touber

                                   EXHIBIT 1

                                VOTING AGREEMENT

            THIS VOTING AGREEMENT ("AGREEMENT") is made and entered into as of October 9, 2012 by and among InterMetro Communications, Inc., a Nevada corporation ("COMPANY"), Mr. Charles Rice in his capacity as a shareholder of the Company ("RICE"), and Joshua Touber ("LENDER").

            WHEREAS, the Company and the Lender have entered into that certain First Amendment to Amended and Restated Loan and Security Agreement of even date herewith (the "First Amendment").

            WHEREAS, the First Amendment provides, among other things, that the Lender shall in certain circumstances (i) elect to convert certain amounts owed by the Company to the Lender into common stock of the Company, (ii) receive, depending upon the election of the Lender as set forth in Section 1 of the First Amendment, an Early Conversion Warrant, a 2012 Extension Warrant and/or a Deferred Payments Warrant (collectively, the "WARRANTS") each providing for the issuance of common stock of the Company upon exercise, and (iii) receive, depending upon the election of Lender, a Second Amended and Restated Note (Plan
B) that is convertible upon the holder's election into common stock of the Company (any such shares of Company common stock issuable either pursuant to the terms of the First Amendment, the Warrants, and/or the Second Amended and Restated Note (Plan B), and any replacement or other voting securities issuable as specified therein are together referred to herein as the "SUBJECT SHARES");

            WHEREAS, Lender and Rice desire to enter into this Agreement regarding the voting of the Subject Shares upon the issuance of any such securities in accordance with the terms of the First Amendment, the Warrants, and/or the Second Amended and Restated Note (Plan B);

            WHEREAS, as a condition to its willingness to enter into the First Amendment and to issue the Warrants and the Second Amended and Restated Note (Plan B) in accordance with the terms of the First Amendment and the documents executed contemporaneously therewith, the Company has required that Lender execute and deliver this Agreement; and

            WHEREAS, the Company and Rice desire Lender to enter into this Agreement to promote stability between the Company and its shareholders, and Lender agrees that such purpose is in the best interests of the Company and its shareholders;

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

         1. AGREEMENT TO VOTE SHARES.

            (a) Subject to the terms hereof, Lender agrees that upon issuance of any Subject Shares to it, during the term of this Agreement, at any and all meetings of shareholders of the Company, or at any adjournment thereof or in any other circumstances upon which a vote (including consents pursuant to applicable

Voting Agreement

law), agreement or other approval of shareholders is sought, Lender shall vote (or cause to be voted) all of the Subject Shares owned by Lender and shall otherwise consent and agree in such manner as may be directed by Rice, in his sole and absolute discretion, including without limitation to elect individuals to the Company's Board of Directors (whether at any annual election of the Board of Directors, in connection with filling any vacancy as a result of any termination, removal or resignation of any member of the board of Directors or otherwise).

            (b) In furtherance of the covenants set forth in Section 1(a) hereof, Lender agrees, upon executing this Agreement, to deliver to the Company and Rice a proxy authorizing the Subject Shares to be voted in accordance with
Section 1(a) of this Agreement in the form attached as EXHIBIT A hereto. Lender agrees that no further proxy is required to be executed in connection with Rice's representing the Subject Shares and voting of any matter with respect thereto. To the extent requested by Rice and/or the Company, Lender from time to time will provide such further proxies requested by Rice and/or the Company as may be necessary to effectuate the intent of Section 1(a), including but not limited to any proxies with respect to securities that constitute Subject Shares other than the common stock of the Company.

            (c) The parties hereto authorize and direct the Secretary of the Company to mark any certificates representing Subject Shares with a legend referencing the restrictions contained herein, such legend to remain until this Agreement terminates or the Subject Shares are sold in a Bona Fide Sale as described in Section 2 below. In such event, the Company shall, upon Lender's submission of the certificate or certificates representing the Subject Shares no longer subject to this Agreement, promptly issue and deliver to the Lender, or cause its transfer agent to issue and deliver, a new certificate or certificates representing such Subject Shares without the legend described in this Section 1(c).

         2. TERM AND SCOPE OF AGREEMENT. This Agreement shall remain in full force and effect so long as, and to the extent that such Subject Shares are held by Lender or an affiliate of Lender or a transferee of Lender (except as set forth below). This Agreement is irrevocable by Lender. At such time as the Warrant, the Second Amended and Restated Note (Plan B), or any Subject Shares are sold by Lender into the public market or to any person or entity that is not an "affiliate" of Lender (within the meaning of Rule 405 promulgated under the Securities Act of 1933, as amended, and including without limitation any family member(s) of affiliates of Lender) (a "BONA FIDE SALE"), and Lender provides a certification, that is reasonably satisfactory to the Company, confirming that such sale is a Bona Fide Sale in accordance with the terms of this Agreement, then such sold security shall not be subject to the terms of this Agreement. If Lender transfers any Warrant or the Second Amended and Restated Note (Plan B) in whole or in part to any person or entity in accordance with the terms of such documents in a transaction that does not constitute a Bona Fide Sale, any Subject Shares issued to such transferee upon its exercise of the Warrant or the Second Amended and Restated Note (Plan B), as the case may be, shall remain subject to all the terms and conditions of this Agreement.

         3. SPECIFIC PERFORMANCE. Each party hereto acknowledges that it will be impossible to measure in money the damages to the other parties if a party hereto fails to comply with any of the obligations imposed by this Agreement,

Voting Agreement
that every such obligation is material and that, in the event of any such failure, the other parties will not have an adequate remedy at law or in damages. Accordingly, each party hereto agrees that injunctive relief or any other equitable remedy, in addition to remedies at law or in damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that the other party has an adequate remedy at law or in damages. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with any other party's seeking or obtaining such equitable relief.

         4. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors, assigns, heirs and devises, as applicable. This Agreement shall not be assignable without the written consent of all the parties hereto, except that the Company may assign, in its sole discretion, all or any of its rights, interests and obligations hereunder to any of its affiliates or successors-in-interest, and Rice's rights and obligations under this Agreement may be assigned upon his death to his executor, administrator, and/or successors.

         5. ENTIRE AGREEMENT. The parties agree that the Recitals are true and correct and are incorporated as a part of this Agreement. This Agreement, together with the other agreements referenced herein, contains the entire agreement of the parties with respect to the subject matter hereof and supersedes all other negotiations, representations, warranties, agreements and understandings, oral or otherwise, between the parties with respect to the matters contained herein.

         6. ATTORNEYS' FEES. The parties hereto agree that the prevailing party in any action brought to enforce any of the terms and provisions of this Agreement shall be entitled to its reasonable attorneys' fees and costs incurred in connection with the action.

         7. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Nevada applicable to contracts executed and fully performed within the State of Nevada, without regard to the conflicts of laws provisions thereof.

         8. JURISDICTION; WAIVER OF VENUE. Each of the parties hereto irrevocably and unconditionally (i) agrees that any legal suit, action or proceeding brought by any party hereto arising out of or based upon this Agreement or the transactions contemplated hereby may be brought in any court of competent jurisdiction in the County of Los Angeles, State of California (a "DESIGNATED COURT"), (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding brought in any Designated Court, and any claim that any such action or proceeding brought in any Designated Court has been brought in an inconvenient forum, and (iii) submits to the non-exclusive jurisdiction of any Designated Court in any suit, action or proceeding. Each of the parties agrees that a judgment in any suit, action or proceeding brought in a Designated Court shall be conclusive and binding upon it and may be enforced in any other courts to whose jurisdiction it is or may be subject, by suit upon such judgment.

Voting Agreement

         9. NOTICES. All notices, requests and demands to or upon the respective hereto shall be given in writing, which shall include fax transmission and email with confirmed electronic receipt during normal business hours, and shall be deemed to have been duly given or made upon receipt by the receiving party. Such notices, requests and demands shall be given or made at the following addresses (or such other addresses as either party may designate by notice in accordance with the provisions of this paragraph):

                  If to Rice or the Company:
                  InterMetro Communications
                  2685 Park Center Drive
                  Building A
                  Simi Valley, CA 93065
                  ATTN:  Charles Rice
                  Email: charles.rice@intermetro.net
                  Fax: (805) 581-1006

                  With a copy to:
                  Graham & Dunn PC
                  2801 Alaskan Way
                  Seattle, WA 98121-1128
                  ATTN:  Maren K. Gaylor
                  Email: MGaylor@grahamdunn.com
                  Fax: (206) 340-9599

                  If to Lender:
                  Joshua Touber
                  578 Washington, #270
                  Marina Del Rey, CA  90292
                  Email: josh@toubermedia.com
                  Fax: ____________________________

                  With a copy to:
                  _________________________________
                  _________________________________
                  _________________________________
                  Fax: ____________________________


         10. SEVERABILITY. This Agreement shall be deemed severable; the invalidity or unenforceability of any term or provision of this Agreement shall not affect the validity or enforceability of the balance of this Agreement or of any other term hereof, which shall remain in full force and effect. If any of

Voting Agreement
the provisions hereof are determined to be invalid or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible.

         11. WAIVER. Any agreement on the part of a party hereto to any waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

         12. MODIFICATION. No supplement, modification or amendment of this Agreement will be binding unless made in a written instrument that is signed by all of the parties hereto and that specifically refers to this Agreement.

         13. COUNTERPARTS. This Agreement may be executed in counterparts and/or by facsimile or electronic signature, all of which shall be considered one and the same agreement and shall become effective when such counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

         14. HEADINGS. All Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.



                            [Signature Page Follows]
























Voting Agreement

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date set forth in the first paragraph hereof.


                          InterMetro Communications, Inc., a Nevada corporation ("COMPANY")

                          By: /s/ David Olert
                          ------------------------------------------------------
                          Name: David Olert
                          Title: CFO


                          CHARLES RICE

                          /s/ Charles Rice
                          ------------------------------------------------------
                          Charles Rice


                          JOSHUA TOUBER

                          /s/ Joshua Touber
                          ------------------------------------------------------
                          Joshua Touber































Voting Agreement

                                                                       EXHIBIT A


                            FORM OF IRREVOCABLE PROXY

         The undersigned is a party to the Voting Agreement, dated as of October 9, 2012 (the "VOTING Agreement"), by and among InterMetro Communications, Inc., a Nevada corporation ("COMPANY"), Mr. Charles Rice in his capacity as a shareholder of the Company ("RICE"), and the undersigned.

         The undersigned hereby revokes any previous proxies previously granted with respect to any Subject Shares (as defined in the Voting Agreement) and appoints Rice, with full power of substitution and re-substitution, as attorney-in-fact and proxy of the undersigned to attend any and all meetings of shareholders (and any adjournments or postponements thereof) of the Company, solely to vote all Subject Shares (as defined in the Voting Agreement) in Rice's sole discretion.

         This proxy has been granted pursuant to Section 1 of the Voting Agreement. This proxy shall be deemed to be a proxy coupled with an interest and is irrevocable during the term of the Voting Agreement to the fullest extent permitted under applicable law, except that such proxy shall terminate upon the termination of the Voting Agreement.

         The undersigned authorizes such attorney and proxy to substitute any other person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of the Company.

Dated: October 9, 2012

                                  JOSHUA TOUBER

                                  /s/ Joshua Touber
                                  ---------------------------------
                                  Joshua Touber
















Voting Agreement
Exhibit A

                                   EXHIBIT 2

                                VOTING AGREEMENT

            THIS VOTING AGREEMENT ("AGREEMENT") is made and entered into as of October 9, 2012 by and among InterMetro Communications, Inc., a Nevada corporation ("COMPANY"), Mr. Charles Rice in his capacity as a shareholder of the Company ("RICE"), and Joshua Touber ("LENDER").

            WHEREAS, the Company and the Lender have entered into that certain First Amendment to Amended and Restated Short-Term Loan and Security Agreement of even date herewith (the "First Amendment").

            WHEREAS, the First Amendment provides, among other things, that the Lender shall in certain circumstances (i) elect to convert certain amounts owed by the Company to the Lender into common stock of the Company, (ii) receive, depending upon the election of the Lender as set forth in Section 1 of the First Amendment, an Early Conversion Warrant, a 2012 Extension Warrant and/or a Deferred Payments Warrant (collectively, the "WARRANTS") each providing for the issuance of common stock of the Company upon exercise, and (iii) receive, depending upon the election of Lender, a Second Amended and Restated Note (Plan
B) that is convertible upon the holder's election into common stock of the Company (any such shares of Company common stock issuable either pursuant to the terms of the First Amendment, the Warrants, and/or the Second Amended and Restated Note (Plan B), and any replacement or other voting securities issuable as specified therein are together referred to herein as the "SUBJECT SHARES");

            WHEREAS, Lender and Rice desire to enter into this Agreement regarding the voting of the Subject Shares upon the issuance of any such securities in accordance with the terms of the First Amendment, the Warrants, and/or the Second Amended and Restated Note (Plan B);

            WHEREAS, as a condition to its willingness to enter into the First Amendment and to issue the Warrants and the Second Amended and Restated Note (Plan B) in accordance with the terms of the First Amendment and the documents executed contemporaneously therewith, the Company has required that Lender execute and deliver this Agreement; and

            WHEREAS, the Company and Rice desire Lender to enter into this Agreement to promote stability between the Company and its shareholders, and Lender agrees that such purpose is in the best interests of the Company and its shareholders;

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

         1.  AGREEMENT TO VOTE SHARES.

            (a) Subject to the terms hereof, Lender agrees that upon issuance of any Subject Shares to it, during the term of this Agreement, at any and all meetings of shareholders of the Company, or at any adjournment thereof or in any other circumstances upon which a vote (including consents pursuant to applicable law), agreement or other approval of shareholders is sought, Lender shall vote

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(or cause to be  voted)  all of the  Subject  Shares  owned by Lender  and shall otherwise consent and agree in such manner as may be directed by Rice, in his sole and absolute discretion, including without limitation to elect individuals to the Company's Board of Directors (whether at any annual election of the Board of Directors, in connection with filling any vacancy as a result of any termination, removal or resignation of any member of the board of Directors or otherwise).

            (b) In furtherance of the covenants set forth in Section 1(a) hereof, Lender agrees, upon executing this Agreement, to deliver to the Company and Rice a proxy authorizing the Subject Shares to be voted in accordance with
Section 1(a) of this Agreement in the form attached as EXHIBIT A hereto. Lender agrees that no further proxy is required to be executed in connection with Rice's representing the Subject Shares and voting of any matter with respect thereto. To the extent requested by Rice and/or the Company, Lender from time to time will provide such further proxies requested by Rice and/or the Company as may be necessary to effectuate the intent of Section 1(a), including but not limited to any proxies with respect to securities that constitute Subject Shares other than the common stock of the Company.

            (c) The parties hereto authorize and direct the Secretary of the Company to mark any certificates representing Subject Shares with a legend referencing the restrictions contained herein, such legend to remain until this Agreement terminates or the Subject Shares are sold in a Bona Fide Sale as described in Section 2 below. In such event, the Company shall, upon Lender's submission of the certificate or certificates representing the Subject Shares no longer subject to this Agreement, promptly issue and deliver to the Lender, or cause its transfer agent to issue and deliver, a new certificate or certificates representing such Subject Shares without the legend described in this Section 1(c).

         2. TERM AND SCOPE OF AGREEMENT. This Agreement shall remain in full force and effect so long as, and to the extent that such Subject Shares are held by Lender or an affiliate of Lender or a transferee of Lender (except as set forth below). This Agreement is irrevocable by Lender. At such time as the Warrant, the Second Amended and Restated Note (Plan B), or any Subject Shares are sold by Lender into the public market or to any person or entity that is not an "affiliate" of Lender (within the meaning of Rule 405 promulgated under the Securities Act of 1933, as amended, and including without limitation any family member(s) of affiliates of Lender) (a "BONA FIDE SALE"), and Lender provides a certification, that is reasonably satisfactory to the Company, confirming that such sale is a Bona Fide Sale in accordance with the terms of this Agreement, then such sold security shall not be subject to the terms of this Agreement. If Lender transfers any Warrant or the Second Amended and Restated Note (Plan B) in whole or in part to any person or entity in accordance with the terms of such documents in a transaction that does not constitute a Bona Fide Sale, any Subject Shares issued to such transferee upon its exercise of the Warrant or the Second Amended and Restated Note (Plan B), as the case may be, shall remain subject to all the terms and conditions of this Agreement.

         3. SPECIFIC PERFORMANCE. Each party hereto acknowledges that it will be impossible to measure in money the damages to the other parties if a party hereto fails to comply with any of the obligations imposed by this Agreement,

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that  every  such  obligation  is  material  and that,  in the event of any such failure, the other parties will not have an adequate remedy at law or in damages. Accordingly, each party hereto agrees that injunctive relief or any other equitable remedy, in addition to remedies at law or in damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that the other party has an adequate remedy at law or in damages. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with any other party's seeking or obtaining such equitable relief.

         4. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their respective successors, assigns, heirs and devises, as applicable. This Agreement shall not be assignable without the written consent of all the parties hereto, except that the Company may assign, in its sole discretion, all or any of its rights, interests and obligations hereunder to any of its affiliates or successors-in-interest, and Rice's rights and obligations under this Agreement may be assigned upon his death to his executor, administrator, and/or successors.

         5. ENTIRE AGREEMENT. The parties agree that the Recitals are true and correct and are incorporated as a part of this Agreement. This Agreement, together with the other agreements referenced herein, contains the entire agreement of the parties with respect to the subject matter hereof and supersedes all other negotiations, representations, warranties, agreements and understandings, oral or otherwise, between the parties with respect to the matters contained herein.

         6. ATTORNEYS' FEES. The parties hereto agree that the prevailing party in any action brought to enforce any of the terms and provisions of this Agreement shall be entitled to its reasonable attorneys' fees and costs incurred in connection with the action.

         7. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Nevada applicable to contracts executed and fully performed within the State of Nevada, without regard to the conflicts of laws provisions thereof.

         8. JURISDICTION; WAIVER OF VENUE. Each of the parties hereto irrevocably and unconditionally (i) agrees that any legal suit, action or proceeding brought by any party hereto arising out of or based upon this Agreement or the transactions contemplated hereby may be brought in any court of competent jurisdiction in the County of Los Angeles, State of California (a "DESIGNATED Court"), (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding brought in any Designated Court, and any claim that any such action or proceeding brought in any Designated Court has been brought in an inconvenient forum, and (iii) submits to the non-exclusive jurisdiction of any Designated Court in any suit, action or proceeding. Each of the parties agrees that a judgment in any suit, action or proceeding brought in a Designated Court shall be conclusive and binding upon it and may be enforced in any other courts to whose jurisdiction it is or may be subject, by suit upon such judgment.

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         9. NOTICES. All notices, requests and demands to or upon the respective hereto shall be given in writing, which shall include fax transmission and email with confirmed electronic receipt during normal business hours, and shall be deemed to have been duly given or made upon receipt by the receiving party. Such notices, requests and demands shall be given or made at the following addresses (or such other addresses as either party may designate by notice in accordance with the provisions of this paragraph):

                  If to Rice or the Company:
                  InterMetro Communications
                  2685 Park Center Drive
                  Building A
                  Simi Valley, CA 93065
                  ATTN:  Charles Rice
                  Email: charles.rice@intermetro.net
                  Fax: (805) 582-1006

                  With a copy to:
                  Graham & Dunn PC
                  2801 Alaskan Way
                  Seattle, WA 98121-1128
                  ATTN:  Maren K. Gaylor
                  Email: MGaylor@grahamdunn.com
                  Fax: (206) 340-9599

                  If to Lender:
                  Joshua Touber
                  578 Washington Blvd., #270
                  Marina Del Rey, CA  90292
                  Email: josh@toubermedia.com
                  Fax: ____________________________

                  With a copy to:
                  _________________________________
                  _________________________________
                  _________________________________
                  Fax: ____________________________


         10. SEVERABILITY. This Agreement shall be deemed severable; the invalidity or unenforceability of any term or provision of this Agreement shall not affect the validity or enforceability of the balance of this Agreement or of any other term hereof, which shall remain in full force and effect. If any of the provisions hereof are determined to be invalid or unenforceable, the parties

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shall  negotiate  in good  faith to modify  this  Agreement  so as to effect the original intent of the parties as closely as possible.

         11. WAIVER. Any agreement on the part of a party hereto to any waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

         12. MODIFICATION. No supplement, modification or amendment of this Agreement will be binding unless made in a written instrument that is signed by all of the parties hereto and that specifically refers to this Agreement.

         13. COUNTERPARTS. This Agreement may be executed in counterparts and/or by facsimile or electronic signature, all of which shall be considered one and the same agreement and shall become effective when such counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

         14. HEADINGS. All Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.


                            [Signature Page Follows]


























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IN WITNESS  WHEREOF,  the parties have executed this Voting  Agreement as of the date set forth in the first paragraph hereof.


                          InterMetro Communications, Inc., a Nevada corporation ("COMPANY")

                          By: /s/ David Olert
                          ------------------------------------------------------
                          Name: David Olert
                          Title: CFO


                          CHARLES RICE

                          /s/ Charles Rice
                          ------------------------------------------------------
                          Charles Rice


                          JOSHUA TOUBER

                          /s/ Joshua Touber
                          ------------------------------------------------------
                          Joshua Touber























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                                                                       EXHIBIT A

                            FORM OF IRREVOCABLE PROXY

         The undersigned is a party to the Voting Agreement, dated as of October 9, 2012 (the "VOTING AGREEMENT"), by and among InterMetro Communications, Inc., a Nevada corporation ("COMPANY"), Mr. Charles Rice in his capacity as a shareholder of the Company ("RICE"), and the undersigned.

         The undersigned hereby revokes any previous proxies previously granted with respect to any Subject Shares (as defined in the Voting Agreement) and appoints Rice, with full power of substitution and re-substitution, as attorney-in-fact and proxy of the undersigned to attend any and all meetings of shareholders (and any adjournments or postponements thereof) of the Company, solely to vote all Subject Shares (as defined in the Voting Agreement) in Rice's sole discretion.

         This proxy has been granted pursuant to Section 1 of the Voting Agreement. This proxy shall be deemed to be a proxy coupled with an interest and is irrevocable during the term of the Voting Agreement to the fullest extent permitted under applicable law, except that such proxy shall terminate upon the termination of the Voting Agreement.

         The undersigned authorizes such attorney and proxy to substitute any other person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of the Company.

Dated: October 9, 2012

                                   JOSHUA TOUBER

                                   /s/ Joshua Touber
                                   ---------------------------------
                                   Joshua Touber

















Voting Agreement
Exhibit A
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